VIA EDGAR

April 6, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Josh Samples

Re:	Catalyst Biosciences, Inc.

Registration Statement on Form S-1, as amended

File No. 333-216663

Request for Acceleration of Effectiveness

Dear Mr. Samples:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalyst Biosciences, Inc. a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Time on April 6, 2017, or as soon thereafter as practicable.

Please contact Stephen B. Thau, Esq. of Morrison & Foerster LLP, counsel to the Company, at (202) 887-1571 should you have any questions or require additional information regarding this request or to notify as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

CATALYST BIOSCIENCES, INC.

By:	/s/ Nassim Usman, Ph. D.
Name:	Nassim Usman, Ph. D.
Title:	President and Chief Executive Officer

cc:	Stephen B. Thau, Morrison & Foerster LLP
Alfredo B. D. Silva, Morrison & Foerster LLP